SIMPSON THACHER & BARTLETT LLP

GAIKOKUHO JIMU BENGOSHI JIMUSHO

ARK HILLS SENGOKUYAMA MORI TOWER – 41ST FLOOR

9-10, ROPPONGI 1-CHOME

MINATO-KU, TOKYO 106-0032, JAPAN

81-3-5562-6200

TELECOPIER: 81-3-5562-6202	E-MAIL ADDRESS
DIRECT LINE: 81-3-5562-6214	tsaito@stblaw.com

April 11, 2014

BY EDGAR

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	Mizuho Financial Group, Inc.’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014, filed on July 23, 2013.

Dear Mr. Vaughn:

We are writing on behalf of our client, Mizuho Financial Group, Inc. (together with its consolidated subsidiaries, “Mizuho”) in response to your letter dated March 21, 2014 (the “Letter”) regarding the above-referenced filing.

Mizuho has instructed us to respond to your inquiries as set forth below in this letter. Each response follows the text of the paragraph of the Letter to which it relates.

Form 20-F for Fiscal Year Ended March 31, 2013

3.D. Risk Factors, page 10

Transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism may lead some potential customers and investors to avoid doing business with us or investing in our securities or have other adverse effects, page 16.

1.	You disclose that your non-U.S. offices engage in transactions relating to countries that are designated by the U.S. Department of State as state sponsors of terrorism, which include Cuba, Sudan, and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any services or support you have provided into Cuba, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Mr. Kevin W. Vaughn

Accounting Branch Chief

April 11, 2014

Response

Mizuho believes that its subsidiary Mizuho Bank, Ltd. (and its predecessor Mizuho Corporate Bank, Ltd., inclusively the “Bank”) is the only affiliate of Mizuho to have engaged in activity that is relevant to comments 1 and 2 of the Letter.

Mizuho has no offices, branches, representatives or employees in Cuba, Sudan, or Syria (the “Subject Countries”).

During the fiscal years ended March 31, 2011, 2012 and 2013 (the “Relevant Period”), a number of non-U.S. offices of the Bank engaged in transactions on behalf of its customers (and as intermediary for remittances by other banks) relating to the Subject Countries, accounting for only an extremely small portion of the Bank’s total business. Such transactions consisted of a limited number of trade financings of exports to or imports from the Subject Countries by, and ordinary course remittances by or to, customers of the Bank located primarily in Japan as well as remittances in which the Bank acted as intermediary for the benefit of other banks. The Bank’s outstanding balance of trade finance transactions related to the Subject Countries was approximately U.S.$3 million at March 31, 2011 and less than U.S.$1 million at March 31, 2012 and 2013. The total number and value of the above-referenced remittances processed by the Bank were also limited. Although data as of any date after March 31, 2013 is not yet available, Mizuho has no reason to believe that such amounts have since materially increased.

During the Relevant Period, the Bank, through one of its non-U.S. branches, also maintained a correspondent bank account of a bank owned by the government of Syria; however, this account remained dormant with a zero balance, and no transaction activity occurred through it during the Relevant Period. In addition, the Bank had limited contacts with a small number of other banks in or related to the Subject Countries, including banks that are owned by the governments of the Subject Countries or entities they control, although these contacts did not involve any transactions with those banks other than in connection with the above-referenced remittances. Mizuho does not believe it had any other agreements, arrangements, or other contacts with the governments of the Subject Countries or entities they control during the Relevant Period.

The Bank maintains policies and procedures for compliance with U.S. economic sanctions that require the non-involvement of U.S. persons, including the U.S. financial system, in transactions related to the Subject Countries and other U.S.-embargoed countries unless licensed by the U.S. government.

Neither the Bank nor Mizuho as a whole have any plans to actively expand their business relating to the Subject Countries.

Mr. Kevin W. Vaughn

Accounting Branch Chief

April 11, 2014

2.	Please discuss for us the materiality of any contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Response

For the following reasons, Mizuho believes the transactions described in the above response to comment 1 of the Letter are immaterial both quantitatively and qualitatively:

First, the Bank’s outstanding balance of trade finance transactions related to the Subject Countries described above was approximately U.S.$3 million at March 31, 2011 and was less than U.S.$1 million at March 31, 2012 and 2013. The Bank also processed a limited number of ordinary course remittances from or to the Subject Countries on behalf of our customers located mainly in Japan as well as remittances in which the Bank acted as intermediary for the benefit of other banks. Mizuho was not a party to any of the underlying activities that gave rise to these transactions. While Mizuho cannot reasonably ascertain the amount of revenue derived by the Bank itself from the above trade finance activities and the processing of remittances related to the Subject Countries, Mizuho believes such revenue to be an extremely limited portion of the Bank’s global revenues based on the typical fees that trade finance transactions and the processing of remittances of this kind would generate.

Second, because Mizuho does not have offices or employees in the Subject Countries and the Bank has only the above-referenced limited contacts with the governments of those countries or entities they control, Mizuho does not believe the largely indirect nature of the Bank’s transactions involving the Subject Countries, through the above-referenced business activities by the Bank’s customers located mainly in Japan would have the effect of materially heightening the Bank’s reputation risk on a qualitative basis.

Mr. Kevin W. Vaughn

Accounting Branch Chief

April 11, 2014

Third, the Bank’s transactions involving the Subject Countries complied with all applicable sanctions and other laws.

Lastly, the Bank and Mizuho as a whole have no plans to actively expand business related to the Subject Countries.

Mizuho therefore does not believe its limited business activities with the Subject Countries, as described above, would adversely affect investor sentiment or constitute a material investment risk for Mizuho’s securities holders.

Item 5. Operating and Financial Review and Prospects, page 48

Exposure to Troubled European Economies, page 59

3.	You disclose on page 60 that the figures presented in your table of Exposures to Troubled European Economies are based on your managerial basis of accounting. This appears to be the same basis of accounting that you use for your segment disclosures. While your segment disclosure does not present total assets, your reconciliation of total net business profits under the internal management reporting system for the fiscal years ended March 31, 2011, 2012 and 2013 to Income before income tax expense shown on the consolidated statements of income includes substantial adjustments. Please tell us and revise your future filings to disclose whether similar adjustments to present your exposures to troubled European economies on a basis consistent with U.S. GAAP would result in significantly higher exposure amounts. Please revise your future filings to confirm, if true, that the exposure data presented in your table is presented on a gross basis. Otherwise, revise to quantify the amounts by which the gross exposures have been reduced and identify the basis for those reductions.

Response

According to Mizuho, the figures in the table of Exposures to Troubled European Economies are based on managerial accounting that is not on the same basis as the business segment information. The business segment information is derived from the internal management system used by Mizuho’s management to make group-wide operating decisions and assess performance and is primarily based on Japanese GAAP. Mizuho disaggregates net business profits, a measure of profitability of its core banking business, by legal entities and types of customers.

Mr. Kevin W. Vaughn

Accounting Branch Chief

April 11, 2014

On the other hand, exposures to troubled European economies, which is primarily used for disclosure purposes, are not strictly based on Japanese GAAP in that the exposures relating to certain financial instruments such as off balance sheet items are not equal to the amounts of the recognized assets on the consolidated balance sheets.

The difference between the exposures to troubled European economies based on U.S. GAAP and those based on managerial accounting does not increase the exposures significantly (the amount based on U.S. GAAP would be larger by less than 3% of the total disclosed exposures to troubled European economies as of March 31, 2013). The difference is primarily attributable to derivative financial assets that are subject to legally enforceable master netting agreements with respect to which Mizuho has made an accounting policy election not to offset. Mizuho will disclose a reconciliation of such difference in future filings to the extent the difference is material, and if not, Mizuho will state that the difference is not material.

Commitments, loans, and securities represent the majority of the total exposures (92.6% of total reported exposures as of March 31, 2013) and are stated on a gross basis. The remaining derivatives exposures represent net exposures that take into consideration legally enforceable master netting agreements. Mizuho will disclose in future filings that reported figures represent gross exposures except for derivatives exposure which take into consideration legally enforceable master netting agreements.

Impaired Loans, page 91

4.	You state on page 93 impaired loans to foreign borrowers increased by ¥148 billion primarily due to an increase in impaired loans to Central and South American borrowers as a result of downgrades related to some borrowers and to the translation impact of the depreciation of the yen against other major currencies. To enhance the transparency of your disclosure, please expand your discussion in future filings to separately state the amount of this increase that was attributable to the downgrades of Central and South American borrowers versus the depreciation of the yen.

Response

In light of the Staff’s comment, in future filings, to enhance the transparency of its disclosure related to its foreign businesses, Mizuho will add to its disclosure the relative impact of substantive factors (such as borrower downgrades) versus any non-substantive factors (such as the effect of currency fluctuations) to the extent the relative impact of non-substantive factors is significant enough to make such additional disclosure necessary in order for the reader to gain a fair understanding of material underlying trends.

Mr. Kevin W. Vaughn

Accounting Branch Chief

April 11, 2014

* * *

If we can be of any assistance to you in connection with your review of the responses above, please do not hesitate to contact, by fax (+81-3-5562-6202) or by email (tsaito@stblaw.com), the undersigned.

Very truly yours,

/s/ Takahiro Saito

Takahiro Saito

cc:	Mizuho Financial Group, Inc.

Mr. Yasuhiro Sato